SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No.2)*

                               Counsel Corporation
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    22226R102
                                 (CUSIP Number)

                               Karl Wachter, Esq.
                                 1 American Lane
                          Greenwich, Connecticut 06831
                               Tel: (203) 422-3340
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 12, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Amaranth LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  WC

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)     [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  16,019,155

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  16,019,155

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  16,019,155

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.0%

14.      TYPE OF REPORTING PERSON*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

1.       NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                  Nicholas M. Maounis

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[x]

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
                  OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.       SOLE VOTING POWER
                  0

8.       SHARED VOTING POWER
                  16,019,155

9.       SOLE DISPOSITIVE POWER
                  0

10.      SHARED DISPOSITIVE POWER
                  16,019,155

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON
                  16,019,155

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES*           [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.0%

14.      TYPE OF REPORTING PERSON*
                  IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This Amendment No. 2 ("Amendment No. 2") is filed as of August 16, 2004 on behalf of Amaranth LLC ("Amaranth") and Nicholas M. Maounis ("Maounis, and collectively, the "Reporting Persons") with respect to the common shares, without par value ("Common Stock") of Counsel Corporation (the "Issuer"). By this Amendment No. 2, the Reporting Persons hereby amend and supplement Schedule 13D filed on January 8, 2004 (the "Original Schedule 13D"), as amended on January 29, 2004 (the Original Schedule 13D, as amended, shall be referred to as the "Schedule 13D"). Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.  Source and Amount of Funds or Other Consideration.

     The source and amount of funds used by Amaranth in making its purchases of the shares of Common Stock beneficially owned by the Reporting Persons are set forth below:

SOURCE OF FUNDS                         AMOUNT OF FUNDS
Working Capital                         $15,450,637

ITEM 5.  Interest in Securities of the Issuer.

         (a) Amaranth beneficially owns 16,019,155 shares of Common Stock, which represent 33.0% of all of the outstanding shares of Common Stock.

        Maounis may be deemed to beneficially own the shares of Common Stock held by Amaranth as a result of being the managing member of Amaranth Advisors L.L.C.

         (b) Mr. Maounis has shared power with Amaranth to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by Amaranth.

        (c) The following transactions were effected by the Reporting Persons since the most recent filing on Schedule 13D:

     On August 12, 2004 Amaranth purchased 573,760 shares of Common Stock at a price of $.571 per share. The common shares were acquired from a single seller through the facilities of the Toronto Stock Exchange. Other than the purchase stated above, there were no other transactions in the past 60 days.

         (d)      Not applicable.

         (e)      Not applicable.

                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 16, 2004


                  AMARANTH LLC
                           By: Amaranth Advisors L.L.C.,
                                    as Trading Advisor


                                    By: /s/Nicholas M. Maounis
                                        -----------------------------
                                            Nicholas M. Maounis
                                            President



                  /s/Nicholas M. Maounis
                  ----------------------------
                  Nicholas M. Maounis